Exhibit 99.1

Cazoo Announces First Quarter 2022 Financial Results

Record revenues up 159% YoY to £295m in Q1 with Retail units sold up 53% quarter on quarter

●     Record revenues of £295m up 159% YoY driven by continued strong retail sales growth

●	Vehicles sold up 102% YoY to 19,713 in Q1 as demand for proposition continues to grow

●     Retail units sold in Q1 up 53% sequentially aided by increased website inventory levels

●	Further progress in France & Germany and preparing for launch in Italy & Spain mid-year
●	Continued ramp in UK reconditioning capabilities resulting in record UK website inventory
●	Strong cash position following the issuance of $630 million convertible notes in February

London and New York, May 3, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online today, has announced its financial results for the three months ended March 31, 2022.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “I am extremely pleased with our record Q1 revenues and unit sales as we are starting to see the benefits from the significant strategic steps that we took during 2021. We achieved over 50% sequential quarterly growth in retail units sold in the period, driven by increased inventory available on our website, supporting our thesis that increased reconditioning output leads to greater sales. As we advance through 2022 we aim to continue to ramp up our reconditioning capacity which we expect to lead to further growth and allow us to continue our progress towards our long-term market share ambitions.

This strong acceleration in growth comes despite a rapidly changing macroeconomic backdrop in our markets. While we are very mindful of the wider macroeconomic uncertainties, we remain laser focused on the execution of our strategy as we continue to make progress against our previously detailed expectations for the year. We expect any macro headwinds to be transitory in nature and remain extremely excited by the enormous market opportunity for Cazoo and are very confident in achieving our long-term growth and margin targets.

Stephen Morana, Chief Financial Officer of Cazoo, added, “I am encouraged by the progress we have made in Q1, significantly increasing our revenue by 159% year-on-year driven by strong UK retail sales. As previously detailed, our Q1 UK retail GPU was impacted in the short term from investments made in the second half of last year with the launch of our car buying channel and bringing our UK reconditioning in-house. We expect a significant improvement in our UK Retail GPU in Q2 and throughout the rest of the year as we start to see the benefits of these investments.

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Summary Results

	Three months ended March 31,
	2022 (unaudited)	2021 (unaudited)	Change
Vehicles Sold	19,713	9,762	+102%
Retail	13,353	7,785	+72%
Wholesale	6,360	1,977	+222%
Revenue (£m)	295	114	+159%
Retail (£m)[1]	231	97	+138%
Wholesale (£m)	42	6	+587%
Other (£m)[2]	22	11	+105%
UK Retail GPU (£)[3]	124	143	-19
Gross Profit (£m)	2	4	-2
Gross Margin (%)	0.5%	3.3%	-2.8% pts

1 ‘Retail revenue’ excludes £3 million of sales in Q1 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (Q1 2021: £1 million).

2‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.

3 UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021.

First Quarter 2022 Financial highlights

●	Strong growth in Revenue up 159% YoY, to £295 million in Q1
○	Retail revenue up 138% YoY driven by continued strong uptake of our proposition
○	Wholesale revenue up 587% YoY following the launch of our car buying channel
●	Vehicles sold up 102% YoY to 19,713 in Q1
○	Retail units sold up 53% versus Q4 2021 aided by increased available inventory
○	Increased wholesale unit volumes as more cars sourced directly from consumers
●	UK Retail GPU of £124, broadly stable YoY
○	Upfront investments at launch of car buying channel last year impacting margin
○	Investments made while bringing UK reconditioning in-house
●	Gross profit of £2 million, with a margin of 0.5%

First Quarter 2022 Strategic highlights

●	Continued to build out our UK end-to-end reconditioning capabilities
○	Growth of UK website inventory to record levels of c6,500 vehicles as at March 31, 2022
○	Continued to invest capex and opex to support further growth in reconditioning capability
●	Strong momentum from car buying channel
○	Record level of over 30% of retail units sold in the period sourced directly from consumers
○	Maintained high level of purchases without supply constraints while optimising pricing levels
●	Further progress in expanding addressable market in the EU
○	France and Germany continued to scale since launch in late Q4 2021
○	Preparations continued for launch of Cazoo into both Spain and Italy in summer 2022
●	Raised significant funds for further build out of operations, brand and infrastructure
○	Issued $630 million of convertible notes to an investor group led by Viking Global Investors
○	Secured €50 million asset-backed finance for subscription business in France and Germany
●	Acquired brumbrum, Italy’s leading online car retailer and subscription platform
○	Strong team and relationships which supports planned launch in Italy this year
○	Provides first EU in-house vehicle preparation site with potential output of 15,000 cars per year

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Conference Call

Cazoo will host a conference call today, May 3, 2022, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in the UK and Europe; (4) achieving and maintaining profitability in the future; (5) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle financing and the affordability of interest rates; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) global inflation and cost increases for labor, fuel, materials and services; (17) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

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